UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: November 2021 (Report No. 3)

Commission File Number: 001-40303

Inspira Technologies Oxy B.H.N. Ltd.

(Translation of registrant’s name into English)

2 Ha-Tidhar St.

Ra’anana 4366504, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on November 23, 2021, titled “Inspira Technologies Announces 2021 Third Quarter Financial Results.”

The first paragraph, the sections titled “Financial Results for the Nine Months Ended September 30, 2021,” “Financial Results for the Three Months Ended September 30, 2021,” “Balance Sheet highlights” and “Forward-Looking Statement Disclaimer” and the financial statements in the press release are incorporated by reference into the Registrant’s Registration Statement on Form S-8 (Registration No. 333-259057), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press Release issued by Inspira Technologies Oxy B.H.N. Ltd. on November 23, 2021, titled “Inspira Technologies Announces 2021 Third Quarter Financial Results.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inspira Technologies Oxy B.H.N. Ltd.

Date: November 23, 2021	By:	/s/ Dagi Ben-Noon
		Name:	Dagi Ben-Noon
		Title:	Chief Executive Officer

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